SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

FIFTH THIRD BANCORP
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Depositary Shares of Fifth Third Bancorp Each Representing 1/250th Interest in a Share of 8.50% Non-Cumulative Perpetual Convertible Preferred Stock, Series G
(Title of Class of Securities)

316773209
(CUSIP Number of Class of Securities)

Paul L. Reynolds, Esq.
Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45263
(513) 534-6757 (fax)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 651-3836 (fax)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$ 932,515,000	$52,034.34

*
This valuation assumes the exchange of 11,075,000 depositary shares each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share, or “Series G Preferred Stock,” of Fifth Third Bancorp (“Fifth Third”), for shares of common stock of Fifth Third, no par value per share and cash. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on $84.20,  the average of the high and low prices per depositary share as reported on the NASDAQ Global Select Market on May 13, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$52,034.34	Filing Party:	Fifth Third Bancorp
	Form or Registration No.:	SC TO-I	Date Filed:	May 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission dated May 20, 2009, as amended on June 4, 2009, relating to an offer by Fifth Third Bancorp, an Ohio corporation (“Fifth Third” or the “Company”), to exchange (the “Exchange Offer”) 2,158.8272 shares of the Company’s common stock, no par value and $8,250 in cash, for each set of 250 validly tendered and accepted depositary shares (the “Depositary Shares”) (shares must be tendered in integral multiples of 250), each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share (the “Series G Preferred Stock”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 20, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

Except as set forth herein, the Amendment No. 2 does not modify any of the information previously reported on the Schedule TO or the Offer to Exchange.   All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

Items 1 through 10

The Offer to Exchange, filed as Exhibit (a)(1)(A) to the Schedule TO, filed with the Securities and Exchange Commission on May 20, 2009, and amended on June 4, 2009, and Items 1 through 10 of the Schedule TO, are hereby amended and supplemented as follows.  The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

NOTICE TO INVESTORS

The first sentence in the fifth paragraph under the heading “NOTICE TO INVESTORS” on page 9 which reads, “This Offer to Exchange does not constitute an offer to participate in the offer to any person in any jurisdiction where it is unlawful to make such an offer,” is deleted in its entirety.

RISK FACTORS

The Risk Factor, including the two paragraphs under the Risk Factor, entitled “If Fifth Third is deferring payments on outstanding junior subordinated debt securities or is in default under the indentures governing those securities, Fifth Third will be prohibited from making distributions on the Series G Preferred Stock,” on page 21 is deleted in its entirety.

CAPITALIZATION

The table “Fifth Third Bancorp-Pro forma Capitalization Table As of March 31, 2009” on page 32 is deleted in its entirety and replaced with the following table:

Fifth Third Bancorp
Pro forma Capitalization Table
As of March 31, 2009
(in millions)

		Conversion
	As reported	adjustments (a)		Pro forma
Debt payable in one year
Federal funds purchased	$363			$363
Other short-term borrowings	11,076			11,076
Long-term debt	2,567			2,567
Long-term debt	9,611			9,611
Total Debt	23,617			23,617

Common stock	(1,295)	(213)		(1,508)
Preferred stock	(4,252)	1,072		(3,180)
Capital surplus	(841)	(452)	b	(1,293)
Retained earnings	(5,792)	(38)	c	(5,830)
Accumulated other comprehensive income	(151)			(151)
Treasury stock	229			229
Total Shareholder's Equity	(12,102)	369		(11,733)
Total Capitalization	$11,515	369		$11,884

a	This pro forma capitalization table reflects an assumed full conversion of the Series G Preferred Stock for common stock and cash and reflects an assumed conversion date of March 31, 2009.
b	Includes conversion costs of approximately $4 million that are charged against the capital surplus at conversion.
c
This pro forma credit to retained earnings is calculated as the excess of the carrying value of the preferred stock over the fair value of the common stock plus cash exchanged. For purposes of this pro forma capitalization table, the fair value of the common stock is based on the closing price of the common stock as of June 4, 2009.

SUMMARY CONSOLIDATED FINANCIAL DATA

The Pro forma Condensed Consolidated Statement of Income For the year ended December 31, 2008, Pro forma Condensed Consolidated Balance Sheet as of March 31, 2009 and the Pro forma Condensed Consolidated Statement of Income for the three months ended March 31, 2009, on pages 36, 37 and 38, respectively, are each deleted in their entirety and replaced with the following:

Fifth Third Bancorp
Pro forma Condensed Consolidated Statement of Income
For the year ended December 31, 2008
(in millions, except per share data)

						Conversion
	As reported		Adjustments (b)	As adjusted		adjustments (a)		Pro forma
Interest income	$5,608			$5,608				$5,608
Interest expense	2,094			2,094				2,094
Net interest income	3,514			3,514				3,514
Provision for credit losses	4,560			4,560				4,560
Net interest loss after provision for credit losses	(1,046)			(1,046)				(1,046)
Noninterest income	2,946			2,946				2,946
Noninterest expense	4,564			4,564				4,564
Loss before income taxes	(2,664)			(2,664)				(2,664)
Income tax benefit	(551)			(551)				(551)
Net loss	(2,113)			(2,113)				(2,113)
Dividends on preferred stock	67		47	114		(131)	c	(17)
Net loss available to common shareholders	$(2,180)		$(47)	$(2,227)		$131		$(2,096)

Basic EPS	$(3.94)			$(4.03)				$(3.23)
Diluted EPS	$(3.94)			$(4.03)				$(3.23)
Average basic common shares outstanding	553			553		96		649
Average diluted common shares outstanding	553			553		96		649

Earnings to fixed charges	n/a	d		n/a	e			n/a	f

a
This pro forma condensed consolidated statement of income reflects an assumed full conversion of the Series G Preferred Stock for common stock and cash and reflects an assumed conversion date of January 1, 2008.

b
The Series G Preferred Stock was issued in June 2008 and therefore the "As reported" income statement reflects a half-year of dividends during 2008, or approximately $47 million. The "As reported" income statement was adjusted to reflect a full year of dividends on the preferred shares, or approximately $94 million, before presenting the conversion adjustments and the pro forma income statement after the conversion adjustments.

c
The dividend conversion adjustment is calculated as (1) the excess of the carrying value of the preferred stock over the fair value of the common stock plus cash exchanged, plus (2) a full year of preferred stock cash dividends of approximately $94 million assumed to be retained due to the conversion. For purposes of this pro forma condensed consolidated statement of income, the fair value of the common stock is based on the closing price of the common stock as of June 4, 2009.

d	Earnings are inadequate to cover fixed charges by $2.7 billion.
e	Adjusted earnings are inadequate to cover adjusted fixed charges by $2.8 billion.
f	Pro forma earnings are inadequate to cover pro forma fixed charges by $2.7 billion.

Fifth Third Bancorp
Pro forma Condensed Consolidated Balance Sheet
As of March 31, 2009
(in millions)

		Conversion
Assets	As reported	adjustments (a)		Pro forma
Cash	$2,491	(369)	b	$2,122
Investment securities	20,268			20,268
Loans and leases, gross	85,171			85,171
Allowance for loan and lease losses	3,070			3,070
Loans and leases, net	82,101			82,101
Goodwill	2,623			2,623
Intangible assets	154			154
Other assets	11,676			11,676
Total Assets	$119,313	(369)		$118,944

Liabilities
Deposits	$79,782			$79,782
Borrowings	23,617			23,617
Other liabilities	3,812			3,812
Total Liabilities	107,211			107,211

Shareholders' Equity
Common stock	1,295	213		1,508
Preferred stock	4,252	(1,072)		3,180
Capital surplus	841	452	b	1,293
Retained earnings	5,792	38	c	5,830
Accumulated other comprehensive income	151			151
Treasury stock	(229)			(229)
Total Shareholders' Equity	12,102	(369)		11,733

Total Liabilities and Shareholders' Equity	$119,313	(369)		$118,944

Book value per common share outstanding at end of period	$13.61			$12.72

a
This pro forma condensed consolidated balance sheet reflects an assumed full conversion of the Series G Preferred Stock for common stock and cash and reflects an assumed conversion date of March 31, 2009.

b	Includes conversion costs of approximately $4 million that are charged against the capital surplus at conversion.
c
This pro forma credit to retained earnings is calculated as the excess of the carrying value of the preferred stock over the fair value of the common stock plus cash exchanged. For purposes of this pro forma condensed consolidated balance sheet, the fair value of the common stock is based on the closing price of the common stock as of June 4, 2009.

Fifth Third Bancorp
Pro forma Condensed Consolidated Statement of Income
For the three months ended March 31, 2009
(in millions, except per share data)

			Conversion
	As reported		adjustments (a)		Pro forma
Interest income	$1,178				$1,178
Interest expense	402				402
Net interest income	776				776
Provision for credit losses	773				773
Net interest income after provision for credit losses	3				3
Noninterest income	697				697
Noninterest expense	962				962
Loss before income taxes	(262)				(262)
Income tax benefit	(312)				(312)
Net income	50				50
Dividends on preferred stock	76		(61)	b	15
Net (loss) income available to common shareholders	$(26)		61		$35

Basic EPS	$(0.04)				$0.05
Diluted EPS	$(0.04)				$0.05
Average basic common shares outstanding	572		96		668
Average diluted common shares outstanding	572		96		668

Earnings to fixed charges	n/a	c			n/a	d

a
This pro forma condensed consolidated statement of income reflects an assumed full conversion of the Series G Preferred Stock for common stock and cash and reflects a conversion date of January 1, 2009.

b
The dividend adjustment is calculated as (1) the excess of the carrying value of the preferred stock over the fair value of the common stock plus cash exchanged, plus (2) the preferred stock cash dividends of $23.5 million assumed to be retained due to the conversion. For purposes of this pro forma condensed consolidated statement of income, the fair value of the common stock is based on the closing price of the common stock as of June 4, 2009.

c	Earnings are inadequate to cover fixed charges by $262 million.
d	Pro forma earnings are inadequate to cover pro forma fixed charges by $238 million.

THE EXCHANGE OFFER

The paragraph in the third bullet under the heading “Conditions to the Exchange Offer,” on the bottom of page 39 is deleted and replaced in its entirety with the following:

“●
there shall have occurred or be likely to occur any event or condition affecting our or our affiliates’ business or financial affairs and our subsidiaries that, in our reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay consummation of the exchange offer or make it inadvisable to do so, including based on our pro forma capital structure, (c) would materially impair the contemplated benefits of the exchange offer to us or be material to holders in deciding whether to accept the exchange offer; or (d) there shall have occurred:

o	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

o	any material adverse change in the price of our common stock in United States securities or financial markets;

o	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

o
any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions; or

o
a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

These conditions to the exchange offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion on or before the expiration date of the exchange offer, whether or not any other condition of the exchange offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Notwithstanding the foregoing, we will not intentionally take any action or fail to take any action to cause any of the foregoing conditions to occur.  Any determination by us concerning the events described in this section will be final and binding upon all persons; provided, however, that our determination may be challenged in a court of competent jurisdiction.”

The last sentence in the first paragraph under the heading “Withdrawal of Tenders,” on page 42 shall be deleted in its entirety and replaced with the following: “If such a termination occurs, the Depositary Shares will be returned to the tendering holder promptly after termination.”

The following sentence is added after the first sentence in the third paragraph under the heading “Acceptance; Exchange of Shares of Depositary Shares,” on page 43:

“Notwithstanding the foregoing, a condition related to any required regulatory approval may not be waived by us and compliance with applicable laws does not necessarily constitute a regulatory approval.”

The first full sentence under the heading “Legal and Other Limitations; Certain Matters relating to Non-U.S. Jurisdictions” on page 44 which reads, “This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy or sell Depositary Shares or common stock in any jurisdiction in which the offer is not permitted,” is deleted in its entirety.

WHERE YOU CAN FIND MORE INFORMATION

The second paragraph and the five bullet points thereafter, on page 82, are deleted in their entirety and replaced with the following:

"The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document that we filed with the SEC. The information incorporated by reference is an important part of this Offer to Exchange.  We incorporate by reference the documents listed below (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;
•	our Current Reports on Form 8-K filed on January 21, 2009, March 30, 2009, May 7, 2009, May 20, 2009 and June 4, 2009;
•	our Proxy Statement on Schedule 14A dated March 10, 2009; and
•
Our registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act of 1934 that contains descriptions of Fifth Third’s common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

Please note that the Schedule TO to which this Offer to Exchange relates does not permit forward “incorporation by reference.” If a material change occurs in the information set forth in this Offer to Exchange, we will amend the Schedule TO accordingly."

FORWARD-LOOKING STATEMENTS

The first sentence under the heading "FORWARD-LOOKING STATEMENTS" is deleted in its entirety and replaced with the following: "This Offer to Exchange, any accompanying supplement, and the information incorporated by reference in this Offer to Exchange contain or incorporate statements that we believe are forward-looking statements."

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009

FIFTH THIRD BANCORP

By:	/s/ Ross J. Kari
Ross J. Kari Executive Vice President And Chief Financial Officer